                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Morrow Snowboards, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    61902C104
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Stephen C. Kircher, President & CEO
                          Capitol Bay Management, Inc.
                             2424 Professional Drive
                               Roseville, CA 95561
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 09, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12

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                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
                  CAPITOL BAY MANAGEMENT, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0308736
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                            (B) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)           [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER       7.  SOLE VOTING POWER
        OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY EACH             3,000,000
    REPORTING      -------------------------------------------------------------
      PERSON       9.  SOLE DISPOSITIVE POWER
       WITH
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                            3,000,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,000,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  32.69%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  CO
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                               Page 2 of 12

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                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
                  CAPITOL BAY SECURITIES, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299608
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                            (B) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)       [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER       7.  SOLE VOTING POWER
        OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY EACH             180,400
    REPORTING      -------------------------------------------------------------
      PERSON       9.  SOLE DISPOSITIVE POWER
       WITH
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                            180,400
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  180,400
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.92%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BD
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D
CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
                  CAPITOL BAY GROUP, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299607
                  STEPHEN C. KIRCHER
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                            (B) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)          [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
--------------------------------------------------------------------------------
      NUMBER       7.  SOLE VOTING POWER
        OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY EACH             3,180,400
    REPORTING      -------------------------------------------------------------
      PERSON       9.  SOLE DISPOSITIVE POWER
       WITH
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                            3,180,400
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,180,400
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                34.66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                IN, HC
--------------------------------------------------------------------------------

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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         The information furnished in response to each Item of Schedule 13D is incorporated by reference in each other Item of this Schedule.

Item 1            SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, no par value per share (the "Shares"), of Morrow Snowboards, Inc. ("MSI"). Certain Reporting Persons (as defined below) do not currently hold a certain portion of the Shares, described herein, constituting an aggregate of 3,000,000 Shares, however, they have the right to acquire beneficial ownership of such Shares as set forth in
Item 4.

         The name of the issuer of such securities and the address of its principal executive office are:

                  Morrow Snowboards, Inc.
                  2600 Pringle Road, S.E.
                  Salem, OR 97302

         MSI is incorporated under the laws of the State of Oregon.

Item 2            IDENTITY AND BACKGROUND.

         (a) The persons filing this Schedule 13D (collectively, "Reporting Persons") are (i) Capitol Bay Management, Inc. ("CBM"); (ii) Capitol Bay Securities, Inc. ("CBS"); (iii) Capitol Bay Group, Inc. ("CBG"); and (iv) Stephen C. Kircher ("Mr. Kircher"). The filing of this Schedule 13D should not be deemed an admission that CBM, CBS, CBG and/or Mr. Kircher comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (b) The business address of each of CBM, CBS, CBG and Mr. Kircher is 2424 Professional Drive, Roseville, California 95661.

         (c) CBM is engaged primarily in the business of investment management and consulting.

                  CBS is engaged primarily in the business of a securities broker and dealer, is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

                  CBG is engaged primarily as a holding company.

                  Mr. Kircher's principal occupation is as President and Chairman of CBM and CBS.

         (d) - (e) None of the Reporting Persons nor, to the best knowledge of each Reporting Person, any director or executive officer of CBM, CBS or CBG, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Funds necessary to purchase Shares will come from working capital.

Item 4            PURPOSE OF TRANSACTION.

         On March 30, 1999, certain of MSI's trade creditors filed an involuntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the District of Oregon ("Involuntary Petition"). MSI reached a settlement with such creditors pursuant to which MSI and the creditors filed a joint motion to dismiss the Involuntary Petition. On April 27, 1999, MSI's Board of Directors authorized MSI to enter into a binding Memorandum of Understanding ("MOU") with CBM whereby CBM would provide MSI with additional financing to be used as working capital. Pursuant to the MOU, CBM purchased from MSI's then lender, Foothill Capital Corporation ("Foothill"), Foothill's secured lender position. As set forth in the MOU, upon dismissal of the Involuntary Petition, which became final on June 28, 1999, CBM may elect to convert $500,000 of the Foothill loan into 2,000,000 Shares (as presently constituted), contingent upon CBM performing its agreements under the MOU. On July 9, 1999, MSI's Board of Directors determined that such conditions have been met to allow the conversion of the loan and also authorized the sale of an additional 1,000,000 Shares at $.25 per share (collectively the "Rights").

         As of the date hereof, CBS beneficially owns 180,400 Shares, all of which were purchased in open market transactions for its own account and are currently held in inventory.

         Each of CBM and CBS are wholly-owned subsidiaries of CBG and CBG is majority-owned by Mr. Kircher. Therefore, Mr. Kircher may be deemed to control CBG which may be deemed to control CBM and CBS. Thus, such Reporting Persons may be deemed to share voting power and investment power with respect to the 3,180,400 shares as referenced above in this Item 4.

         The Reporting Persons have acquired the Shares for investment purposes and in the ordinary course of business. The Reporting Persons have no present plan or proposal which would relate to or result in any matters set forth in subsequent paragraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. However, the Reporting Persons may decide in the future, should they believe that MSI's Shares continue to be undervalued, to increase their overall ownership of Shares through, among other things, the purchase of additional Shares on the open market or in private transactions, through tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or to propose a transaction pursuant to which all or a portion of MSI shall be sold, and in connection therewith the Reporting Persons may seek to acquire control of MSI in a negotiated transaction or otherwise. The Reporting Persons also may seek in the future to have one or more of their representatives appointed to the Board of Directors of MSI, by agreement with MSI or otherwise, including by running its own slate of nominees at an annual or special meeting of MSI. The Reporting Persons may in the future propose other matters for consideration and approval by MSI's stockholders or the Board of Directors, including amendments to MSI's certificate of incorporation and by-laws to eliminate any provisions which the Reporting Persons believe are designed to benefit the management and the Board of Directors of MSI, but have not identified such matters at this date.

Item 5            INTEREST IN SECURITIES OF THE ISSUER.

         (a) The percentage of Shares reported beneficially owned by each person herein is based on the sum of 6,176,556 Shares outstanding as indicated on MSI's most recent Form 10-K, for the fiscal year ended January 31, 1998. In addition the Shares that certain of the Reporting Persons have the right to acquire, though not outstanding, are considered outstanding for the determination of such Reporting Persons ownership of Shares.

         As of July 9, 1999:

         (i) CBM beneficially owns 3,000,000 Shares, which constitutes 32.69% of the Shares outstanding.

         (ii) CBS beneficially owns 180,400 Shares, which constitutes 2.92% of the Shares outstanding.

                  Each of CBS and CBM disclaims beneficial ownership of the Shares held by the other.

         (iii) Neither CBG nor Mr. Kircher directly own any Shares. Each of CBM and CBS are wholly-owned subsidiaries of CBG and CBG is majority-owned by Mr. Kircher. Therefore, Mr. Kircher may be deemed to control CBG which may be deemed to control CBM and CBS. Thus, such Reporting Persons may be deemed to share voting power and investment power with respect to 3,180,400 Shares, or approximately 34.66% of the outstanding shares. Each of CBG and Mr. Kircher disclaim beneficial ownership of such 3,180,400 Shares. Thus, Mr. Kircher may be deemed to beneficially own approximately 34.66% of the outstanding Shares. Mr. Kircher disclaims beneficial ownership of such 3,180,400 Shares.

         (b) The number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is set forth on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

         (c) During the sixty day period ended as of the date hereof, except for the transactions described herein, there have been no transactions with respect to the class of securities reported on by the Reporting Persons named in response to paragraph (a).

         (d)      None

         (e)      Not Applicable

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Except as set forth above, to the best knowledge of each Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of each securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Joint Filing Agreement

         (b) Executive Officers and Directors of Capitol Bay Management, Inc., Capitol Bay Securities, Inc. and Capitol Bay Group, Inc.

                  In addition, the issuer's current reports on Form 8-K filed May 3, 1999 and July 13, 1999, respectively and exhibits thereto are incorporated by reference herein.

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                                   SIGNATURES

The filing of this Schedule 13D and the disclosures herein shall not be deemed an admission that the Reporting Persons have had an acquisition of beneficial ownership of Shares or otherwise has become subject to an obligation to file a
Schedule 13D relating to MSI, and shall not be deemed an admission that the Reporting Persons are the beneficial owner of MSI Shares for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 1999


                                            CAPITOL BAY MANAGEMENT, INC.



                                            By: /s/ STEPHEN C. KIRCHER
                                                ------------------------
                                                     Stephen C. Kircher
                                                     President


                                            CAPITOL BAY SECURITIES, INC.



                                            By: /s/ STEPHEN C. KIRCHER
                                                ------------------------
                                                     Stephen C. Kircher
                                                     President



                                            CAPITOL BAY GROUP, INC.


                                            By: /s/ STEPHEN C. KIRCHER
                                                ------------------------
                                                     Stephen C. Kircher
                                                     President



                                            STEPHEN C. KIRCHER

                                                /s/ STEPHEN C. KIRCHER
                                                ------------------------
                                                     Stephen C. Kircher,
                                                     as an individual